Exhibit 99.2

Condensed Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS inc.

For the three-month periods ended June 30, 2021 and 2020

The condensed interim consolidated financial statements of the Corporation for the period ended June 30, 2021 have not been reviewed by an independent auditor.

neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2021 and 2020

Financial Statements

neptune wellness solutions inc.

Condensed Consolidated Statements of Financial Position

As at

	June 30, 2021	March 31, 2021
Assets

Current assets:
Cash and cash equivalents	$48,571,056	$75,167,100
Short-term investment	24,064	24,050
Trade and other receivables	12,209,660	10,887,748
Prepaid expenses	4,343,996	4,631,422
Inventories (note 5)	26,120,306	21,754,147
	91,269,082	112,464,467

Property, plant and equipment (note 6)	45,944,226	46,913,688
Right-of-use assets (note 7)	3,165,514	3,541,147
Intangible assets (note 7)	31,818,100	32,606,969
Goodwill (note 7)	31,595,849	31,974,526
Other assets (notes 4 and 14)	7,254,075	7,243,774
Total assets	$211,046,846	$234,744,571

Liabilities and Equity

Current liabilities:
Trade and other payables	$27,601,802	$24,975,764
Lease liabilities	317,475	288,947
Deferred revenues	756,642	2,499,376
Provisions (note 9)	1,212,722	2,820,995
	29,888,641	30,585,082

Lease liabilities	3,727,159	3,626,574
Liability related to warrants (note 10)	7,851,195	9,879,980
Loans and borrowings (note 8)	13,720,273	14,211,339
Other liability (note 17)	2,425,049	2,258,449
Total liabilities	57,612,317	60,561,424

Equity:
Share capital (note 11)	384,803,470	379,643,670
Warrants (note 11 (f))	23,932,557	23,947,111
Contributed surplus	69,437,057	71,991,328
Accumulated other comprehensive income	1,230,726	1,202,409
Deficit	(351,259,807)	(330,681,375)
Total equity attributable to equity holders of the Corporation	128,144,003	146,103,143

Non-controlling interest (note 12)	25,290,526	28,080,004
Total equity attributable to non-controlling interest	25,290,526	28,080,004
Total equity	153,434,529	174,183,147

Commitments and contingencies (note 15)

Total liabilities and equity	$211,046,846	$234,744,571

 See accompanying notes to the condensed consolidated interim financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ Michael Cammarata
John Moretz	Michael Cammarata
Chairman of the Board	President and CEO

NEPTUNE wellness solutions INC.

Condensed Consolidated Statements of Loss and Comprehensive Loss

For the three-month periods ended June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
		(Restated)¹
Revenue from sales and services	$12,063,921	$10,906,273
Royalty revenues	289,961	316,528
Other revenues	25,551	24,236
Total revenues (note 16)	12,379,433	11,247,037

Cost of sales, net of subsidies of $836,104 ( 2020 - $nil) (note 5)	(15,232,201)	(7,990,612)
Gross profit	(2,852,768)	3,256,425

Research and development expenses, net of tax credits and grants of nil (2020 - $18,500 )	(189,483)	(434,952)
Selling, general and administrative expenses, net of subsidies of $106,092 (2020 - nil)	(20,391,620)	(12,854,882)
Loss from operating activities	(23,433,871)	(10,033,409)

Finance income	9,014	17,643
Finance costs	(439,874)	(135,643)
Foreign exchange gain (loss)	(1,581,298)	(1,339,192)
Revaluation of derivatives (note 4 and 14)	2,480,038	—
	467,880	(1,457,192)
Loss before income taxes	(22,965,991)	(11,490,601)

Income tax recovery (expense)	(14,860)	63,190
Net loss	(22,980,851)	(11,427,411)

Other comprehensive income
Unrealized (gains)/loss on investments (note 14)	(15,000)	110,001
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(343,742)	(1,551,479)
Total other comprehensive loss	(358,742)	(1,441,478)

Total comprehensive loss	$(23,339,593)	$(12,868,889)

Net loss attributable to:
Equity holders of the Corporation	$(20,578,432)	$(11,427,411)
Non-controlling interest (note 12)	(2,402,419)	—
Net loss	$(22,980,851)	$(11,427,411)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(20,550,115)	$(12,868,889)
Non-controlling interest (note 12)	(2,789,478)	—
Total comprehensive loss	$(23,339,593)	$(12,868,889)

Basic loss per share	$(0.14)	$(0.11)
Basic and diluted loss per share attributable to the equity holders of the Corporation	$(0.12)	$(0.11)

Basic weighted average number of common shares	166,063,953	102,580,784
Basic and diluted weighted average number of common shares	166,063,953	102,580,784

(1)	The interim statement of loss was restated in the interim statements as of and for the three and six-month periods ended September 30, 2020.

See accompanying notes to the condensed consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended June 30, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Equity attributable to non-controlling interest	Total
Balance as at March 31, 2021	165,622,944	$379,643,670	$23,947,111	$71,991,328	$2,270,776	$(1,068,367)	$(330,681,375)	$28,080,004	$174,183,147

Net loss for the period	—	—	—	—	—	—	(20,578,432)	(2,402,419)	(22,980,851)
Other comprehensive income (loss) for the period	—	—	—	—	(15,000)	43,317	—	(387,059)	(358,742)
Total comprehensive income (loss) for the period	—	—	—	—	(15,000)	43,317	(20,578,432)	(2,789,478)	(23,339,593)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	—	—	—	3,818,917	—	—	—	—	3,818,917
Warrants in exchange of services rendered by non-employees (note 11 (f))	—	—	(14,554)	—	—	—	—	—	(14,554)
RSUs released, net of tax (notes 11 (d))	1,458,097	5,159,800	—	(6,373,188)	—	—	—	—	(1,213,388)
Total contributions by and distribution to equity holders	1,458,097	5,159,800	(14,554)	(2,554,271)	—	—	—	—	2,590,975

Balance as at June 30, 2021	167,081,041	$384,803,470	$23,932,557	$69,437,057	$2,255,776	$(1,025,050)	$(351,259,807)	$25,290,526	$153,434,529

See accompanying notes to condensed consolidated financial statements.

NEPTUNE wellness solutions INC.

Condensed Consolidated Statements of Changes in Equity, Continued

For the three-month periods ended June 30, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Equity attributable to non-controlling interest	Total
Balance as at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$—	$143,630,293

Net loss for the period	—	—	—	—	—	—	(11,427,411)	—	(11,427,411)
Other comprehensive income (loss) for the period	—	—	—	—	110,001	(1,551,479)	—	—	(1,441,478)
Total comprehensive income (loss) for the period	—	—	—	—	110,001	(1,551,479)	(11,427,411)	—	(12,868,889)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	—	—	—	3,497,565	—	—	—	—	3,497,565
Warrants in exchange of services rendered by non-employees (note 11 (f))	—	—	874,766	—	—	—	—	—	874,766
Share options exercised (notes 11 (b))	1,679,149	4,996,395	—	(1,637,807)	—	—	—	—	3,358,588
DSUs released (notes 11 (c) and 13 (b)(i))	1,880	12,502	—	(12,502)	—	—	—	—	—
RSUs released, net of tax (notes 11 (d) and 13 (b)(ii))	143,616	727,817	—	(1,136,459)	—	—	—	—	(408,642)
Restricted shares issued (notes 11 (e) and 13 (b)(iii))	11,591	48,566	—	—	—	—	—	—	48,566
At-The-Market Offering, net of issuance costs (note 11 (g))	5,411,649	18,386,048	—	—	—	—	—	—	18,386,048
Total contributions by and distribution to equity holders	7,247,885	24,171,328	874,766	710,797	—	—	—	—	25,756,891

Balance as at June 30, 2020	106,586,020	$238,047,782	$19,472,542	$69,884,110	$2,188,498	$1,887,400	$(174,962,037)	$—	$156,518,295

See accompanying notes to condensed consolidated financial statements.

neptune wellness solutions inc.

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended June 30, 2021 and 2020

	Three-month periods ended
	June 30, 2021	June 30, 2020

Cash flows used in operating activities:
Net loss for the period	$(22,980,851)	$(11,427,411)
Adjustments:
Depreciation of property, plant and equipment	1,578,865	905,684
Amortization of right-of-use assets	133,734	104,866
Amortization of intangible assets	603,789	1,748,211
Stock-based compensation (note 13)	3,818,917	3,497,565
Non-employees compensation related to warrants (note 11 (f))	(14,554)	874,766
Net finance (income) expense	430,860	118,000
Unrealized foreign exchange (gain) loss	1,066,404	763,371
Revaluation of derivatives	(2,480,038)	—
Income taxes expense (recovery)	14,860	(63,190)
	(17,828,014)	(3,478,138)
Changes in operating assets and liabilities	(5,345,264)	(6,667,915)
Income taxes paid	(14,860)	—
	(23,188,138)	(10,146,053)
Cash flows used in investing activities:
Maturity of previously restricted short-term investments	11,950	12,000
Interest received	6,514	17,643
Acquisition of property, plant and equipment	(577,802)	(1,433,814)
Acquisition of intangible assets	(90,500)	(8,135)
	(649,838)	(1,412,306)
Cash flows from financing activities:
Increase in loans and borrowings, net of financing fees	—	25,903
Payment of lease liabilities	(91,268)	(107,343)
Interest paid	(371,906)	(135,643)
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	(1,213,388)	(288,455)
Proceeds from the issuance of shares through an At-The-Market Offering (note 11 (g))	—	19,045,446
Issuance of shares costs (note 11 (g))	—	(843,835)
Proceeds from exercise of options (note 11 (b))	—	3,358,588
	(1,676,562)	21,054,661
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(1,081,506)	(569,942)
Net increase (decrease) in cash and cash equivalents	(26,596,044)	8,926,360
Cash and cash equivalents, beginning of period	75,167,100	16,577,076
Cash and cash equivalents as at June 30, 2021 and 2021	$48,571,056	$25,503,436

See accompanying notes to condensed consolidated financial statements.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 100-545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The condensed consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.), Neptune Growth Ventures, Inc., 9418-1252 Québec Inc., Neptune Wellness Brands Canada, Inc. and Sprout Foods, Inc. (“Sprout”).

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Neptune Wellness, Forest Remedies™, Ocean Remedies™, MoodRing™, PanHash™, Sprout®, Nosh® and NurturMe®, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including cannabis, hemp, nutraceuticals, organic baby food, personal care and home care. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

2.	Basis of preparation:
(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2021.

The condensed consolidated interim financial statements were approved by the Board of Directors on August 11, 2021.

(b)	Basis of measurement:

The condensed consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment;
•	Initial measurement of assets and liabilities acquired in a business combination and the related contingent consideration, which are generally measured at fair value (note 4); and
•	Financial asset and liability which are measured at fair value (note 14).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These condensed consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(d)	Use of estimates and judgments:

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated financial statements include the following:

•

Assessing if the Corporation has control of Sprout: upon the acquisition of 50.1% of the outstanding equity of Sprout, Neptune assessed whether it controls Sprout through its exposure and rights to variable returns from its involvement with Sprout and has the ability to affect those returns through its power over Sprout. The former controlling shareholder retained a participation of 39.7% and will be the minority representative through the execution of their voting power as long as it holds more than half of its current investment. Based on the contractual terms of the acquisition agreement, the Corporation assessed that the voting rights in Sprout, in combination with its majority representation on the Board of Directors, are the dominant factors in deciding who controls Sprout. Therefore, Sprout is consolidated in the Corporation’s condensed consolidated financial statements (note 4);

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (notes 15);

•	Assessing if performance criteria on options and DSUs will be achieved in recognizing the stock-based compensation expense (note 13);
•	Assessing the fair value of services rendered in exchange of warrants (note 11 (f));
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (notes 13 and 17);

•

The Corporation recognizes revenue from the sale of goods in the course of ordinary activities at a point in time when control of the assets is transferred to the customer. The Corporation must assess whether promises made to customers represent distinct performance obligations, the appropriate measure of the transfer of control and when the transfer of control has occurred. In addition, the Corporation may also be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture, and in these instances, must determine whether it is a principal in these transactions. The assessment of terms and conditions in contracts which may impact revenue recognition can require significant judgment, particularly when contracts include non-standard terms.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the lease term of contracts with extension options and termination options;
•	Estimating the revenue from contracts with customers subject to variable consideration;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (notes 13 and 17);
•

Estimating the fair value of the identifiable assets acquired, liabilities assumed, and consideration transferred of the acquired business, including the related contingent consideration and Call Option (note 4); and

•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 15).
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2021.

No new standards and interpretations were adopted during the three month period ended June 30,2021.

(a)	Basis of consolidation:

Subsidiaries

The Corporation’s subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Ownership %	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	100.0%	Quebec
SugarLeaf Labs, Inc.	100.0%	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	100.0%	Delaware
9354-7537 Québec Inc.	100.0%	Quebec
Neptune Health and Wellness Innovation, Inc.	100.0%	Delaware
Neptune Forest, Inc.	100.0%	Delaware
Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.)	100.0%	Delaware
Neptune Growth Ventures, Inc.	100.0%	Delaware
9418-1252 Québec Inc.	100.0%	Quebec
Neptune Wellness Brands Canada, Inc.	100.0%	Quebec
Sprout Foods, Inc.	50.1%	Delaware

4.	Business combination:

On February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout” or “Sprout Foods”). The transaction consideration included a cash payment of $7,615,800 (US$6.0 million) and the issuance of 6,741,573 Neptune common shares having a value of $22,333,976 (US$17.6 million). Additionally, Neptune is guaranteeing a $12,398,000 (US$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (“MSEC”).

Furthermore, Sprout’s other owners of equity interests granted Neptune a call option (the "Call Option") to purchase the remaining 49.9% outstanding equity interests of Sprout, at any time beginning on January 1, 2023 and ending on December 31, 2023. The total consideration payable for the additional shares (“Call Shares”) upon the exercise of the Call Option and the closing of Neptune's acquisition of the Call Shares would be equal to the total equity value of the Call Shares, which would be based upon the applicable percentage acquired by Neptune of the total enterprise value for Sprout.

As at the close of the transaction, the value of the asset related to the Call Option was determined to be $7,010,668 (US$5.5 million), representing the difference between the market price and the contract value of the Call Option, discounted at a rate of 8.9% and assuming the transaction would take place on January 1, 2023.  To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at June 30, 2021, the fair value of this asset was remeasured to $7,080,104 or US$5.7 million (2020 - $7,043,114 or US$5.6 million), generating a gain on remeasurement of $122,538 accounted under revaluation of derivatives (2020 – gain of $105,296) and a foreign exchange loss of $85,549 for the three-month period ended June 30, 2021 (2020 – loss of $72,849).

A change in the discount rate of 1% would impact the fair value of the call option on initial recognition by approximately $96,000. A change in the multiple for revenues of 0.1 would impact the fair value of the call option on initial recognition by approximately $1,026,000. A change in the revenues of $1,000,000 would impact the fair value of the call option on initial recognition by approximately $183,000.

The acquisition has been accounted for using the acquisition method with the results of the operations of Sprout being included in the consolidated financial statements since the date of acquisition.

The cash consideration of this transaction was funded with the proceeds of previous issuances of shares.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired, and liabilities assumed as of the acquisition date:

Fair value recognized on acquisition
Assets acquired
Cash and cash equivalents	$3,633,699
Trade receivables	2,618,278
Inventories	9,780,303
Prepaid expenses and other current assets	226,226
Property and equipment	178,488
Right-of-use asset	1,132,815
Tradenames	28,386,625
Other assets	7,044,969
53,001,403

Liabilities assumed
Trade and other payables	$6,554,426
Lease liability	1,132,815
Promissory note	14,528,860
22,216,101

Total identifiable net assets at fair value	30,785,302

Non-controlling interest measured at fair value (49.9%)	(29,825,623)
Goodwill arising on acquisition	28,990,097

Purchase price	$29,949,776

Consist of:
Cash	$7,615,800
Common shares issued, at fair value	22,333,976
Total consideration	$29,949,776
Note: As part of the acquisition of Sprout, net deferred tax assets of $19,358,652 were acquired for which a full valuation allowance was recognized.

Through Sprout Foods, Neptune enters a new market: the organic baby food market.  Sprout is committed to offering products that contain whole foods, no preservatives, no concentrates, no added sugar, are USDA certified organic and are non-GMO. Sprout’s products target four markets: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up).

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021. Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout produced documents to the NMAG on March 10, 2021.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

From the date of acquisition to the end of the previous fiscal year, Sprout has contributed $3,177,585 to the total revenues from sales and services and a net loss of $2,899,546 to the consolidated loss from operating activities. Had this business acquisition been in effect as at the beginning of the 2021 fiscal year, management estimates that the Corporation’s total revenues from sales and services for the year ended March 31, 2021 would have been approximately $71,171,327 and the consolidated loss from operating activities for the year ended March 31, 2021 would have been approximately $22,229,853.

The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2020.

Acquisition-related costs for the year ended March 31, 2021 of $396,463 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of loss and comprehensive loss.

The gross amount of the trade accounts receivable amount to $4,856,786 of which $2,238,508 was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill and intangible assets are not deductible for income tax purposes.

As at March 31, 2021, the purchase price allocation was final.

5.	Inventories:

	June 30, 2021	March 31, 2021

Raw materials	$10,575,686	$8,690,034
Work in progress	2,711,195	7,427,829
Finished goods	9,903,365	4,340,630
Supplies and spare parts	2,930,060	1,295,654
	$26,120,306	$21,754,147

Cost of sales for the three months ended June 30, 2021 was comprised of inventory costs of $13,064,120 (2020 - $7,990,612) and other costs of $1,693,184 (2020 - nil), and wage subsidy related to the Canada Emergency Wage Subsidy (CEWS) of $836,104 (2020 - nil).

6.	Property, plant and equipment:

As a result of Neptune’s transition into a Consumer Packaged Good (“CPG”) company, the Corporation tested its property, plant and equipment related to its cannabis processing business for impairment in the last quarter of the previous fiscal year end. As of March 31, 2021, certain equipment was no longer expected to be used. The fair value was estimated to $1,854,000 based on comparable transactions and market data (level 3) and the carrying amount of the Phase 3 equipment is $14,067,176.  Consequently, an impairment loss of $12,213,176 was recognized as at March 31, 2021 on the consolidated statement of loss and comprehensive loss, under impairment loss related to property, plant and equipment.

During the third quarter March 31, 2021, the Corporation impaired $1,998,497 of property, plant, and equipment related to the SugarLeaf CGU. Subsequent to the impairment, the Corporation revised the useful life of certain plant equipment and as a result an amount of $1,258,221 accelerated amortization for this property, plant and equipment was recorded during the fiscal year ended on March 31, 2021.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

7.	Intangible assets and goodwill:

The aggregate amount of goodwill is allocated to each CGU as follows:

	June 30, 2021	March 31, 2021

Biodroga	$3,283,626	$3,283,626
SugarLeaf	—	—
Sprout	28,312,223	28,690,900
	$31,595,849	$31,974,526

(a)	Accelerated amortization and impairment of SugarLeaf Labs:

During the 2021 fiscal year, as a result of the COVID-19 pandemic, the Company was forced to furlough a number of SugarLeaf employees. During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case for March 2020), and the commercial viability of the SugarLeaf CGU was reviewed in the third quarter of fiscal 2021.

Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there were minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7,673,486 during the quarter ended December 31, 2020.

Also, Neptune is not currently producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf does not currently have any contracts with customers and there is no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6,279,833 during the quarter ended December 31, 2020.

Amortization charges are recorded in selling, general and administrative expenses.

As a result of the above events, Management determined there was an impairment indicator during the quarter ended December 31, 2020. The recoverable amount of SugarLeaf has been estimated using the greater of the fair value less cost of disposal (“FVLCD”) and value-in-use (“VIU”) methodologies, as discussed under IAS 36. A recoverable amount was determined for the SugarLeaf CGU, based on a FVLCD of $7.5 million. Consequently, Neptune recorded an impairment loss on goodwill in the amount of $35,567,246.

The remaining excess of carrying value of the SugarLeaf CGU over its FVLCD was allocated on a pro-rata basis to the other assets of the CGU resulting in impairment charges of $1,998,497 and $142,345 for property, plant and equipment and right-of-use assets respectively for the quarter ended December 31, 2020.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	June 30, 2021	March 31, 2021

Loans and borrowings:
Promissory note of US$10,000,000 issued by Sprout on February 10, 2021, guaranteed by the Corporation and secured through a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible. The outstanding principal balance bears simple interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021. The principal is payable on February 1, 2024.	13,720,273	14,211,339

	13,720,273	14,211,339
Less current portion of loans and borrowings	—	—
Loans and borrowings	$13,720,273	$14,211,339

During the three-month period ended June 30, 2021, interest expense of $478,578 (2020 - $36,723) was recognized on loans and borrowings.

9.   Provisions

(a)

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

As of June 30, 2021, a provision of $273,841 (March 31, 2021 - $1,871,555) has been recorded by the Corporation.  During the current fiscal year, the Corporation increased the provision by $143,056 and made payments totalling $1,740,770 to the Former CEO in relation with this provision. Initially, a litigation provision of $2,130,074 was recorded in the consolidated statement of financial position of the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings. During the year ended March 31, 2020, the Corporation paid $1,200,537 related to the portion of the judgment not contested by Neptune and also paid $106,817 in legal fees for the appeal. During the year ended March 31, 2021, an additional amount of $755,852 (2020 - $292,983) had been recorded as a provision for royalty payments owed on consolidated revenues and as expenses related to the litigation, in the selling, general and administrative expenses of the consolidated statements of loss and comprehensive loss.

(b)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $743,881 has been recognized for this case as at June 30, 2021 ($754,440 as at March 31, 2021).

(c)	As at June 30, 2021, the Corporation has various additional other provisions for legal obligations for an aggregate amount of $195,000.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

10.	Liability related to warrants:

During the year ended March 31, 2021, the Corporation issued warrants as part of financing arrangements and because they are of a fixed number for a non-fixed consideration (due to having an exercise price in USD) they are classified as liabilities, rather than equity.

On October 22, 2020, Neptune issued a total of 10,532,401 warrants (“Warrants 2020”) with an exercise price of US$2.25 expiring on
October 22, 2025. The warrants, issued as part of the Private Placement entered into on October 20, 2020 (see note 11 (f) (i)), are exercisable beginning anytime on or after April 22, 2021 until October 22, 2025. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $11,620,307 which was recognized as a liability. The difference between the fair value of the warrants and their allocated amount was a discount of $3,927,997, which is being amortized on a straight-line basis over the five-year term of the warrants.  Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of the warrant liability for the three-month period ended June 30, 2021 was a decrease of $1,352,354 (2020 - $nil). An amortization charge of $180,778 (2020 - $nil) related to the initial discount was recorded under revaluation of derivatives.

On February 19, 2021, the Corporation issued 6,875,000 warrants (“Warrants 2021”) with an exercise price of US$2.25 expiring on
August 19, 2026. The warrants, issued as part of a Registered Direct Offering entered into on February 17, 2021 (see note 11 (f)(ii)), are exercisable beginning anytime on or after August 19, 2021 until August 19, 2026. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $8,163,181. The difference between the fair value of the warrants and their allocated amount was a charge of $168,607, which is being amortized on a straight-line basis over the 5.5-year term of the warrants.  Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of the warrant liability for the three-month period ended June 30, 2021 was a decrease of $894,613 (2020 - $nil). An amortization recovery of $7,102 (2020 - $nil) related to the initial premium was recorded under revaluation of derivatives.

The activities on the Corporation’s warrants for the three-month period ended June 30, 2021 and the year ended March 31, 2021 were as follows:

		June 30, 2021		March 31, 2021
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price (in USD)	warrants	price (in USD)	warrants

Warrants outstanding at April 1, 2021 and 2020	$2.25	17,407,401	$—	—
Issued	—	—	2.25	17,407,401
Exercised	—	—	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Warrants outstanding at June 30, 2021 and March 31, 2021	$2.25	17,407,401	$2.25	17,407,401

Warrants exercisable at June 30, 2021 and March 31, 2021	$—	—	$—	—

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

Changes in the value of the liability related to the warrants for the three-month period ended June 30, 2021 were as follows:

	Warrants	Amount

Outstanding as at March 31, 2021	17,407,401	9,879,980

Discount on warrants issued during the period		–
Amortization of the discount on warrants issued		173,676
Effect of revaluation of the warrants		(2,246,967)
Effect of movements in exchange rates		44,506

Outstanding as at June 30, 2021	17,407,401	$7,851,195

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2020 granted:

Warrants 2020	June 30, 2021

Exercise price (in US dollars)	$2.25
Dividend	—
Risk-free interest	0.73%
Expected life (years)	4.32
Expected volatility	77.6%

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2021 granted:

Warrants 2021	June 30, 2021

Exercise price (in US dollars)	$2.25
Dividend	—
Risk-free interest	0.89%
Expected life (years)	5.14
Expected volatility	73.6%

The expected volatility is based on the historical volatility of the Corporation’s shares. The risk-free interest rate is the yield on various zero-coupon bonds issued by the Government of Canada with terms that correspond to the expected life of the warrants.

The following table provides the relevant information on the outstanding warrants as at June 30, 2021:

			Exercise price
Reference	Date of issuance	Number of warrants	(in USD)	Expiry date

Warrants 2020	October 22, 2020	10,532,401	$2.25	October 22, 2025
Warrants 2021	February 19, 2021	6,875,000	$2.25	August 19, 2026
		17,407,401	$2.25

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

11.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential, and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

All issued shares are fully paid.

(b)	Share options exercised:

During the three months ended June 30, 2020, Neptune issued 1,654,149 common shares of the Corporation upon exercise of stock options at a weighted average exercise price of $1.98 per common; in addition, 25,000 common shares were issued upon exercise of market performance options at a weighted average exercise price of $1.55 per common share, for a total cash consideration of $3,358,588.

(c)	DSUs released:

During the three months ended June 30, 2021, Neptune did not issue common shares of the Corporation to former and current members of the Board of Directors.

During the quarter ended June 30, 2020, Neptune issued 1,880 common shares of the Corporation to a former member of the Board of Directors at a weighted average price of $6.65 per common share for past services.

(d)	RSUs released:

During the three months ended June 30, 2021, Neptune issued 1,458,097 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $1,213,388 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 735,428 RSUs.

During the three-month period ended June 30, 2020, Neptune issued 143,616 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $408,630 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 89,718 RSUs.

(e)	Restricted shares:

During the three months ended June 30, 2021, Neptune did not issue common shares of the Corporation to employees. Although issued as restricted shares under the equity incentive plan, there was no actual restriction nor restricted period on the shares, and they immediately converted into registered shares upon acceptance by the employees.

During the three months ended June 30, 2020, Neptune issued 11,591 common shares of the Corporation to employees at a weighted average price of $4.19 per common share for past services.

(f)	Warrants:

Warrants of the Corporation classified as equity are composed of the following as at June 30, 2021 and March 31, 2021:

			June 30,			March 31,
			2021			2021
	Number	Number		Number	Number
	outstanding	vested	Amount	outstanding	vested	Amount

Warrants IFF (i)	2,000,000	1,500,000	$1,074,689	2,000,000	1,000,000	$1,089,243
Warrants AMI (ii)	4,175,000	4,175,000	22,857,868	4,175,000	4,175,000	22,857,868
	6,175,000	5,675,000	$23,932,557	6,175,000	5,175,000	$23,947,111
(i)

During the year ended March 31, 2020, Neptune granted 2,000,000 warrants (“Warrants IFF”) with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by non-employees, vest

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

in four equal biannual installments, starting on May 7, 2020. As at June 30, 2021, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $1,074,689 (US$0.8 million) (2020 –  $1,030,455 (US$0.7 million)) of which $14,554 was recognized as a recovery during the three-month period ended June 30, 2021 (2020 - $186,477) under the selling, general and administrative expenses in the consolidated financial statements of loss and comprehensive loss. For the three-month period ended June 30, 2021, the Corporation used a risk-free rate of 1.70% (2020 – 1.70%), a volatility of 83% (2020 – 81%) and a remaining contractual life of 3.4 years in the model. Each quarter-end, the fair value of the non vested warrants will be revaluated.

(ii)

During the year ended March 31, 2020, Neptune granted 4,175,000 warrants (“Warrants AMI”) with an exercise price of US$8.00 expiring on October 3, 2024 and February 5, 2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The warrants fully vested in fiscal year ended March 31 ,2021 and as such no expense was recognised in relation to those instruments in the three months ended June 30, 2021. During the three months ended June 30, 2020 an expense of   $688,289 was recognized.

(g)	At-The-Market Offering:

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50 million).

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,229,883 and net proceeds of $18,652,987. The 3% commissions paid and transaction costs amounted to $843,835. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

The ATM Offering was terminated as of February 16, 2021 and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately $26,114,666 (US$18.6 million) in gross proceeds.

12.	Non-controlling interest:

Financial information for Sprout, which has a material non-controlling interest, is provided below:

Name	Country of incorporation	June 30, 2021	March 31, 2021
Sprout	United States of America	49.9%	49.9%

	June 30, 2021	March 31, 2021
Accumulated balances of material non-controlling interest:	$25,290,526	$28,080,004
Loss allocated to material non-controlling interest:	(2,402,419)	(1,446,874)
Comprehensive loss allocated to material non-controlling interest:	$(2,789,478)	$(1,745,619)

The summarised financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

Summarised statement of loss:

	Three-month period ended June 30, 2021	February 10, 2021 to March 31, 2021
Revenue from contracts with customers	$6,936,735	$3,177,585
Cost of sales	(6,840,746)	(4,221,124)
Selling, general and administrative expenses	(4,963,743)	(1,657,174)
Finance costs	87,366	(185,410)
Loss before tax	(4,780,388)	(2,886,123)
Income tax	(14,860)	(1,849)
Net loss for the year from continuing operations	(4,795,248)	(2,887,972)
Total comprehensive loss	(5,567,821)	(3,484,269)
Loss attributable to non-controlling interest	(2,402,419)	(1,446,874)
Comprehensive loss attributable to non-controlling interest	$(2,789,478)	$(1,745,619)

Summarised statement of financial position:

	June 30, 2021	March 31, 2021
Current assets	$17,000,888	$14,243,058
Non-current assets	63,979,978	64,839,010
Current liabilities	1,201,300	7,695,092
Non-current liabilities	29,097,815	15,114,423
Total equity	50,682,417	56,272,553
Attributable to:
Equity holders to parent	$25,391,891	$28,192,549
Non-controlling interest	$25,290,526	$28,080,004

Summarised cash flow information:

	Three-month period ended June 30, 2021	February 10, 2021 to March 31, 2021
Cash flow from operating activities	$(4,943,118)	$(2,942,160)
Cash flow from investment activities	—	—
Cash flow from financing activities (dividends to NCI: nil)	2,255	(34,758)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(232)	(10,497)
Net increase (decrease) in cash and cash equivalents	$(4,941,095)	$(2,987,415)

13.	Share-based payments:

Under the Corporation’s share-based payments, a total stock-based compensation of $3,818,917 was recognized in the consolidated statement of loss and comprehensive loss for the three months ended June 30, 2021 ( 2020- $3,497,565).

A June 30, 2021, the Corporation had the following share-based payment arrangements:

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (“VWAP”), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (“10-day VWAP”).

The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 25% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 20% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2021 and 2020	$2.49	4,242,213	$2.50	8,042,427
Granted	—	—	1.71	150,000
Exercised (note 15 (b))	—	—	1.98	(1,654,149)
Forfeited	6.00	(5,800)	5.31	(62,100)
Expired	—	—	—	—
Options outstanding at June 30, 2021 and 2020	$2.47	4,236,413	$2.60	6,476,178

Options exercisable at June 30, 2021 and 2020	$2.54	2,366,416	$2.42	2,293,745

				2021

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.91	1.78	338,272	218,272	1.33
$1.92 - $2.05	5.62	2,945,261	1,617,495	1.98
$2.06 - $2.36	1.45	75,000	75,000	2.13
$2.37 - $5.19	3.40	549,680	206,933	4.30
$5.20 - $6.65	5.40	328,200	248,716	5.94
		4,236,413	2,366,416

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

No options were granted during the three months ended June 30, 2021. The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three months ended June 30, 2020:

As at
June 30, 2020

Exercise price	$1.71
Dividend	‒
Risk-free interest	0.67%
Estimated life (years)	4.00
Expected volatility	72.40%

The weighted average fair value of the options granted to employees during the three months ended June 30, 2020 was $2.37.

Stock-based compensation recognized under this plan amounted to $527,410 for the three months ended June 30, 2021 (2020 - $474,377).

(ii)	Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revaluated up to the date of approbation (grant date). None of these non-market performance options have vested as at June 30, 2021.

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2021 and 2020	$5.90	3,500,000	$5.90	3,500,000
Granted	—	—	—	—
Exercised	—	—	—	—
Forefeited	—	—	—	—
Options outstanding at June 30, 2021 and 2020	$5.90	3,500,000	$5.90	3,500,000

Options exercisable at June 30, 2021 and 2020	$—	—	$—	—

During the three-month period ended June 30, 2021, there were no changes in estimated probability of achievement of the non-market performance conditions or the expected number of years to achieve the performance conditions from March 31, 2021. Stock-based compensation recognized under this plan amounted to $124,450 for the three months ended June 30, 2021 (2020 – $1,129,305).

(iii)	Market performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at June 30, 2020 all these performance options were vested.

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revaluated up to the date of approbation (grant date).

The number and weighted average exercise prices of market performance options are as follows:

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2020 and 2019	$5.88	5,500,000	$5.86	5,525,000
Exercised (note 15 (b))	—	—	1.55	(25,000)
Options outstanding at June 30, 2021 and 2020	$5.88	5,500,000	$5.88	5,500,000

Options exercisable at June 30, 2021 and 2020	$5.80	750,000	$5.80	750,000

Stock-based compensation recognized under this plan amounted to $770,465 for the three months period ending June 30, 2021 (2020 - $1,129,305). Unrecognized compensation cost at June 30, 2021 is $17,493,588 (June 30, 2020 - $20,583,915).

(b)	Deferred Share Units, Restricted Share Units and Restricted Shares:

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

(i)	Deferred Share Units (‘’DSUs’’)

 The number and weighted average share prices of DSUs are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1st, 2021 and 2020	$2.38	41,960	$2.60	48,313
Granted	—	—	1.71	29,238
Forfeited	—	—	—	—
Released through the issuance of common shares (note 15 (c))	—	—	6.65	(1,880)
DSUs outstanding at June 30, 2021 and 2020	$2.38	41,960	$2.16	75,671

DSUs exercisable at June 30, 2021 and 2020	$2.38	38,780	$2.13	38,546

Of the 41,960 DSUs outstanding as at June 30, 2021 (2020 – 48,313), 10,490 DSUs vested upon services to be rendered during a period of twelve months from date of grant (2020 – 11,058), no DSUs vested upon achievement of performance conditions (2020 – 6,596), no DSUs vested after the completion of service to be rendered (2020 – 2,583) and no vested DSUs were granted for past services (2020 – 28,076). The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Stock-based compensation recognized under this plan amounted to $5,164 for the three months ended June 30, 2021 (2020 – 27,360).

(ii)	Restricted Share Units (‘’RSUs’’)

During the year ended March 31, 2020, as part of the employment agreement of the new CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. During the year ended March 31, 2021, Neptune granted additional RSUs to the CEO and to executives of the Corporation, which vest on periods ranging from 6 months to 3 years. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period .

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

		2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	RSUs	price	RSUs

RSUs outstanding at April 1st, 2021 and 2020	$3.46	3,354,631	$5.80	2,099,998
Granted	—	—	3.86	150,000
Released through the issuance of common shares (note 15 (d))	5.80	(1,458,097)	5.80	(143,616)
Withheld as payment of withholding taxes (note 15 (d))	5.80	(735,428)	5.80	(89,718)
RSUs outstanding at June 30, 2021 and 2020	$5.26	1,161,106	$5.80	2,016,664

Stock-based compensation recognized under this plan amounted to $2,391,428 for the three months ended June 30, 2021 (2020 - $1,719,408). Unrecognized compensation cost at June 30, 2021 is $1,315,530 (2020 - $3,274,585).

(iii)	Restricted Shares

During the year ended March 31, 2021, the Corporation granted restricted shares to employees for past services. The fair value of the restricted shares is determined at grant date and is recognized as stock-based compensation, through contributed surplus on date of release.

The number and weighted average share prices of restricted shares are as follows:

		2020
	Weighted
	average
	share	Number of
	price	RSUs

Restricted shares outstanding at April 1st, 2020	$—	—
Granted	4.19	35,111
Released through the issuance of common shares (note 15 (e))	4.19	(11,591)
Restricted shares outstanding at June 30, 2020	$4.19	23,520

Restricted shares exercisable at June 30, 2020	$4.19	23,520

Stock-based compensation recognized under this plan amounted to $nil for the three months ended June 30, 2021 (2020 - $147,115).

14.	Financial instruments:

The Corporation uses various methods to estimate the fair value recognized in the consolidated financial statements. The fair value, hierarchy reflects the significance of inputs used in determining the fair values:

Level 1 ‒ Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 ‒	Fair value based on inputs other than the quoted prices used in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3 ‒	Fair value based on valuation techniques which includes inputs related to the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”), the Call Option (refer to note 4), and the liability related to warrants.

As at June 30, 2021, the Corporation has 250,000 common shares of Acasti (250,000 as at March 31, 2021). The investment is measured using Acasti’s stock market price, a level 1 input. The fair value of the investment in Acasti was determined to be $175,000 or $0.70 per share as at June 30, 2021 ($190,000 or $0.76 per share as at March 31, 2021).

During the year ended March 31, 2020, 2,100,000 Acasti shares held by the Corporation were transferred to settle a litigation with a Former CEO (refer to note 12 (b)) with a change in fair value loss of $525,000 and 1,964,694 Acasti shares held by the Corporation were

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

sold for net proceeds of $5,317,770 and a change in fair value loss of $896,313. During the year ended March 31, 2021, 750,000 Acasti shares were sold on the market for a value of $532,277.

The net change in fair value of the investment including any gain or loss on the transfer or sale of the shares amounted to a $15,000 gain (2020 - $110,001 gain), for the three months ended June 30, 2021 and was recognized in other comprehensive loss.

As at the close of the acquisition of Sprout (note 4), during the last quarter ended March 31, 2021, the value of the asset related to the Call Option was determined to be $7,010,668 (US$5.5 million), representing the difference between the market price and the contract value of the Call Option, discounted at a rate of 8.9% and assuming the transaction would take place on January 1, 2023.  To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at June 30, 2021, the fair value of this asset was remeasured to $7,080,104 or US$5.7 million (2020 - $7,043,114 or US$5.6 million), generating a gain on remeasurement of $122,538 accounted under revaluation of derivatives (2020 – gain of $nil) and a foreign exchange loss of $85,549 for the three-month period ended June 30, 2021 (2020 – loss of $nil).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

The warrants were recorded at their relative fair value using a Black-Scholes pricing model. Warrants are revalued each period-end at fair value through profit and loss using level 3 inputs (note 14).

15.	Commitments and contingencies:
(a)	Commitments:
(i)

On November 2, 2017, Neptune entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019.  On January 31, 2020, Neptune entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement. According to these agreements signed with the same third-party’s beneficial owner, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,046,449.

(ii)

On December 21, 2018, Neptune entered into a 5-year IP licencing and capsule agreement with Lonza pursuant to which royalties based on net sales of capsules will be payable to Lonza. During the fourth quarter of fiscal year 2021, Lonza and Neptune entered into an amendment to the agreement, with an effective date of August 1, 2020, which removed all minimum volume requirements, extended the term of the agreement to July 31, 2025 and waived certain penalties that would have been payable to Lonza.

(iii)	As of June 30, 2021, Neptune has purchase commitments in the approximate amount of $246,223 related to projects that are capital in nature.
(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172,000 for 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $1,486,400 as of June 30, 2021.

(v)	As at June 30, 2021, the Corporation has agreements with various partners to execute research and development projects for a total remaining amount of $715,382.
(vi)

On April 14, 2020, the Corporation signed a two-year agreement with The Jane Goodall Institute (“JGI”) in which Neptune agreed to donate 5% of the net sales of products branded as Forest Remedies with the JGI identification to support continued research, conservation and education efforts. In the three months ended June 30, 2021 and 2020, the donations on sales were negligeable.

(vii)

On February 10, 2021, as part of the consideration for the acquisition of a 50.1% interest in Sprout Foods, Neptune agreed to guarantee a $12,398,000 (US$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (refer to note 4).

(viii)

On May 28, 2021, Sprout entered into a licence agreement with Moonbug Entertainment Limited (“Moonbug”), pursuant to which it would license certain intellectual property, relating to characters from the children’s entertainment property CoComelon, for use on

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

certain Sprout products through December 31, 2023 in exchange for a royalty on net sales. Sprout is required to make minimum guaranteed payments to Moonbug of $260,000 (US$200,000) over the term of the agreement. The agreement may be extended for an additional three years in exchange for an additional minimum guaranteed payment to Moonbug of $260,000 (US$200,000) over the extended term of the agreement. Royalties payable under the agreement are set off against minimum guaranteed payments made.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation is required to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Based on currently available information, a provision of $273,841 has been recognized (refer to note 9) for this claim as of June 30, 2021 ($1,871,555 as at March 31, 2021).

(ii)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $754,440 has been recognized for this case as at June 30, 2021.

(iii)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations.

(iv)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 is cooperating with the Subcommittee requests.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG and is producing documents to the NMAG on March 10, 2021 as requested by the NMAG.

(v)

On March 16, 2021, a purported shareholder class action was filed in United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Corporation believes these claims are without merit and intends to vigorously defend itself.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

16.	Operating segments:

As of April 1, 2020, the Corporation revised its management structure and performance is now measured based on a single segment, which is the consolidated level, as this is the only level of information that is being reviewed by the Corporation’s Chief Operating Decision Maker.

(a)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month periods ended
	June 30, 2021	June 30, 2020
		(Restated)
Canada	$5,079,326	$6,963,882
United States	7,010,146	3,966,628
Other countries	289,961	316,528
	$12,379,433	$11,247,037

The Corporation’s property plant and equipment located in Canada are in the amount of $43,932,830 (March 31, 2021 - $44,776,974) and the property plant and equipment located in the United States of America are in the amount of $2,011,396 (March 31, 2021- $2,136,714).

The Corporation’s intangible assets located in Canada are in the amount of $4,349,976 (March 31, 2021 - $4,764,744) and the intangible assets located in the United States of America are in the amount of $27,468,124 (March 31, 2021 – $27,842,225 ).

The Corporation’s goodwill located in Canada is of $3,283,626 (March 31, 2021- $3,283,626) and the goodwill located in the United States is of $28,312,223 (March 31, 2021 - $28,690,900).

(b)	Revenues:

The Corporation derives revenue from the sales of goods which are recognized at a point in time and the processing services which are recognized over time as follows:

	Three-month periods ended
	June 30, 2021	June 30, 2020
		(Restated)
At a point in time
Nutraceutical products	$3,931,381	$4,829,527
Cannabis and hemp products	1,153,453	—
Innovation products	42,352	1,352,727
Food and beverages products	6,936,735	—

Over time
Processing services	—	4,724,019
	$12,063,921	$10,906,273

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Financial Statements

For the three-month periods ended June 30, 2021 and 2020

17.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 3.85% of the voting shares of the Corporation as at June 30, 2021 (5% as at March 31, 2021).

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

During the three months ended June 30, 2021, the Corporation recorded a negligeable amount of royalty expense pursuant to the co-development contract. No royalties were paid to date.

The recovery related to the warrants issued in exchange of services provided by IFF amounted to $14,554 during the year ended June 30, 2021 (2020 – expense of $186,447).